

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2012

Via E-mail
Jonathan Hoak
Senior VP and General Counsel
Flextronics International, LTD.
No. 2 Changi South Lane
Singapore 486123

Re: **Flextronics International, LTD.**
        Form 10-K for the Fiscal Year Ended March 31, 2012
        Filed May 29, 2012
        File No. 000-23354

Dear Mr. Hoak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Free Cash Flow, page 47

1.   In future filings, please revise to provide a reconciliation of free cash flows to the most directly comparable GAAP financial measure (i.e. cash flows provided by operations). Please refer to Question 102.07 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on January 15, 2010 located at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Cash Conversion Cycle, page 48

2.   In your response to comment 3 in your letter dated August 10, 2011, you indicated you would disclose that restrictions from local government regulation were not material. However, it does not appear that you provided such disclosure in the current Form 10-K. Please provide this disclosure in future periodic filings or tell us why you believe such disclosure is not necessary.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Policies

Recent Accounting Pronouncements, page 68

3.   Please tell us when you adopted the guidance in ASU 2011-05 (as amended by ASU 2011-12) for Presentation of Comprehensive Income. To the extent that you adopted this guidance during fiscal 2012, we note that you continue to present the components of other comprehensive income in the statement of stockholders' equity. Please confirm for us that in future filings you will present one line item representing the total other comprehensive income for each period in your statement of stockholders' equity consistent with the guidance in ASC 220-10-45-14.

Note 11. Income Taxes, page F-4

4.   Tell us your consideration for disclosing the expiration dates of operating losses and tax credit carryforwards pursuant to ASC 740-10-50-3-a. Please provide us with your proposed disclosure, as applicable. In this regard, you disclose that a portion of your tax loss carryforwards started expiring during 2013, but it is not clear if it is a significant portion and, if not, when the remaining loss carryforwards expire.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jonathan Hoak
Flextronics International, LTD.
August 15, 2012
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief